Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES 2013 CAPITAL EXPENDITURES, IMPLEMENTATION OF QUARTERLY DIVIDEND PAYMENT, NEW INTERNATIONAL CONTRACT AND ASSET WRITEDOWNS

Calgary, Alberta, Canada – December 10, 2012
(Canadian dollars, unless otherwise indicated)

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that planned capital expenditures for 2013 are $485 million and the implementation of a quarterly dividend starting in the 4th quarter of 2012.  Precision also announced a new international contract award for two new build rigs in Kuwait and asset writedowns as part of Precision’s High Performance, High Value strategy.

Precision has scheduled a conference call and webcast to discuss today’s announcement.  The call will begin promptly at 11:00 a.m. MT (1:00 p.m. ET) today, December 10, 2012.

The conference call dial in numbers are 416-340-2217 or 866-696-5910.

2013 Capital Plan and Update on 2012 Capital Plan

The 2013 capital expenditure plan includes $164 million for expansion capital, $194 million for sustaining and infrastructure expenditures and $127 million to upgrade existing rigs.  Precision expects that the $485 million will be split $417 million in the Contract Drilling segment and $68 million in the Completion and Production Services segment.

Precision’s expansion capital plan includes completing construction of two remaining rigs from the 2012 new build program, one new build rig for the North American market and the costs to complete about 50 percent of two new build rigs for international operations. All new build rigs are backed by long-term contracts.

Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2013.  Additionally, the 2013 capital plan includes the completion of the rig upgrades previously announced in 2012 and approximately 20 additional rig upgrades in 2013.

Precision anticipates its 2012 capital expenditures to be approximately $920 million, consistent with previous guidance.  All anticipated carry forward costs have been included in the 2013 capital expenditure guidance of $485 million.

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Implementation of Dividend

Precision is pleased to announce that its board of directors has approved the implementation of a dividend which provides for an annualized dividend of $0.20 per common share, payable quarterly, and concurrently declared its first quarterly dividend of $0.05 per common share, payable on December 28, 2012, to shareholders of record on December 20, 2012.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as “eligible dividends”, unless otherwise indicated by Precision.

International Contract Award

Precision’s wholly-owned international subsidiary, Grey Wolf Drilling International Ltd., recently contracted two rigs with Kuwait Oil Company (“KOC”) for deep drilling operations in Kuwait. The two new 3000 HP rigs are expected to be deployed in 2014 for a firm service period of five years with a possible one year extension period at KOC's option.

Asset Writedowns

Precision also announced today the decommissioning of 52 drilling rigs, including 42 Tier 3 drilling rigs and 10 Tier 2 drilling rigs. Precision is exiting the Tier 3 contract drilling business and will retain 26 Precision drilling rigs for seasonal, stratification and turnkey drilling work.  These rigs will be categorized as “PSST” rigs.  Precision’s focus on the Tier 1 and Tier 2 market is aligned with the Corporation’s strategy, customer relationships and competitive position.

Precision expects to realize value from this decommissioning through utilizing key components and parts in the Corporation’s existing fleet as well as generating proceeds from future asset sales.  Precision expects to take a pre-tax charge to earnings, net of salvage value, in the range of $180 million to $200 million for the fourth quarter of 2012.

After the rig decommissioning, completion of a review and reclassification of certain existing rigs and delivery of the seven contracted and undelivered new build rigs, Precision’s drilling rig fleet will consist of 326 drilling rigs, including 193 Tier 1 rigs, 107 Tier 2 rigs and 26 PSST rigs.  The fleet will include 189 rigs in Canada, 127 rigs in the United States and ten rigs internationally.

Under International Financial Reporting Standards, Precision is required to assess the carrying value of assets in its cash generating units annually.  Due to the decrease in natural gas well drilling in Canada and the outlook for natural gas pricing, Precision anticipates recording an impairment charge to the goodwill attributable to its Canadian Directional Drilling operations in the fourth quarter of 2012.

Quote from Precision’s CEO

“Over the past five years Precision has transformed from its legacy fleet, operating only in Canada, to a pre-eminent North American service provider with 300 High Performance rigs” stated Kevin Neveu, President & Chief Executive Officer.  I am particularly proud that Precision's High Performance people and Precision's Super Series rigs are delivering exceptional operational and financial performance in virtually every unconventional oil and gas play in Canada and the United States. Since 2007 this transformation has included over 110 new build rigs and over 40 rigs upgraded, with all of these investments supported by long-term customer contracts delivering excellent financial returns to Precision. Our diversified geographic breadth and our High Performance rig fleet provide revenue visibility and stability which seemed improbable five years ago.”

“We are pleased to return value directly to our investors through the implementation of a dividend. The cash flows generated by our business are not subject to any single regional or seasonal market dynamic and we expect that our organic growth in North America and internationally combined with further geographic expansion of our Completion and Production business and expansion of our directional drilling integrated service will continue to deliver exceptional returns throughout oil and gas commodity cycles. The contract announced today for two new build Super Triple 3000 rigs for Kuwait again confirms our belief that our High Performance, High Value services have global appeal. While these rigs will not be deployed until mid-2014, it is important to note that they will still be operating under a long-term contract near the end of this decade and it is this long-term stable nature of High Performance international work we will continue to pursue.”

“Our decision to retire and dispose of the legacy Tier 3 rigs is an important turning point in this transition for Precision. While some legacy Tier 3 rigs may have market niche opportunities, the drilling industry's growth and success will be driven by improved drilling efficiency, safety performance and environmental responsibility. Precision's diverse fleet of Super Series and Tier 2 rigs are highly competitive in all of those markets and capable of delivering the high performance today's customers demand. Currently our 2013 budget includes three new build Super Series rigs for North America and the two mentioned for Kuwait; however, Precision remains poised to seize opportunities, which could include investing in new rigs, but as always, we will seek out long-term customer contracts which meet or exceed our return hurdles as we continue to grow our fleet organically.”

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “appears”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:  Precision expects that the $485 million of the 2013 capital expenditure plan will be split $417 million in the Contract Drilling segment and $68 million in the Completion and Production Services segment and further, the allocation among expansion capital, sustaining and infrastructure expenditures and upgrade capital; Precision anticipates its 2012 capital expenditures to be approximately $920 million and includes all anticipated carry forward costs; the declaration of future dividends; two new 3000 HP rigs are expected to be deployed in 2014 for a service term of 5 years with a possible 1 year extension at KOC's option; that Precision is exiting the Tier 3 contract drilling business and will retain 26 Precision drilling rigs for seasonal, stratification and turnkey drilling work; Precision expects to realize value from this decommissioning through utilizing key components and parts in Precision's existing fleet as well as generating proceeds from future asset sales; Precision expects to take a pre-tax charge to earnings, net of expected proceeds, in the range of $180 million to $200 million for the fourth quarter of 2012; the tiering and location of Precision’s rigs; Precision anticipates recording an impairment charge to some of the goodwill attributable to its Canadian Directional Drilling operations in the fourth quarter of 2012; Precision expects that its organic growth in North America and internationally combined with further geographic expansion of Precision's Completion and Production business and expansion of Precision's directional drilling integrated services will continue to deliver exceptional returns throughout all points in the oil and gas commodity cycle; and that the Super Triple 3000 rigs for Kuwait will still be operating under a long-term contract near the end of this decade and that it is this long-term stable nature of High Performance international work Precision will continue to pursue; and the drilling industry's growth and success will be driven by improved drilling efficiency, safety performance and environmental responsibility and that Precision’s rigs will be capable of meeting customer demands; currently Precision's 2013 budget includes three new build rigs; and that Precision will seek out long-term customer contracts which meet or exceed Precision's hurdles as Precision continues to grow its fleet organically.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; variability of future dividends to be paid; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com